UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 17)*

Vector Group Ltd.
(Name of Issuer)
Common Stock, $.10 Par Value
(Title of Class of Securities)
92240M-10-8
(CUSIP Number)
Bennett S. LeBow
c/o Vector Group Ltd.
100 S.E. Second Street, 32nd Floor
Miami, FL 33131
(305) 579-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 30, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	92240M-10-8

1	NAMES OF REPORTING PERSONS Bennett S. LeBow

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		8,854,312 (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		120,829

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,854,312 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

120,829

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,975,141 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

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CUSIP No.	92240M-10-8
PRELIMINARY STATEMENT:
This Amendment is being filed in order to amend and restate Amendment No. 17 to the Schedule 13D of Bennett S. LeBow as filed with the Securities and Exchange Commission on March 30, 2010 (the “Original Amendment No. 17”). The Original Amendment No. 17 inadvertently disclosed a transfer of 300,000 shares of Common Stock from LeBow Alpha LLLP to the Reporting Person, which 300,000 shares of Common Stock actually were loaned by LeBow Alpha LLLP to Mr. LeBow on March 30, 2010.
This Amendment No. 17 amends the Schedule 13D filed by Bennett S. LeBow (the “Reporting Person”) with the Securities and Exchange Commission on February 21, 1995, as previously amended (as amended, the “Schedule 13D”), relating to the common stock, $.10 par value per share (the “Common Stock”), of Vector Group Ltd. (the “Company”). Unless otherwise defined herein, all terms used herein shall have the meanings ascribed to them in the Schedule 13D. All information in this Amendment to the Schedule 13D concerning the Common Stock has been adjusted to give effect to the annual 5% stock dividends paid to stockholders of the Company since 1999.
Items 5, 6 and 7 are hereby amended as follows:
Item 5. INTEREST IN SECURITIES OF THE ISSUER
(a)
As of March 30, 2010, the Reporting Person was the indirect beneficial owner of, in the aggregate, 8,975,141 shares of Common Stock, which constituted approximately 12.6% of the 71,262,684 shares of Common Stock outstanding on March 1, 2010.

(b)
The Reporting Person indirectly exercises sole voting power and sole dispositive power over (i) 5,716,064 shares of Common Stock through LeBow Gamma Limited Partnership, a Delaware limited partnership, and (ii) 3,138,248 shares of Common Stock through LeBow Epsilon 2001 Limited Partnership, a Delaware limited partnership. Bennett S. LeBow Revocable Trust is the sole stockholder of LeBow Holdings, Inc., a Nevada corporation, which is the sole stockholder of LeBow Gamma, Inc., a Nevada corporation, which is the general partner of LeBow Gamma Limited Partnership. LeBow Epsilon 2001 LLC, a Delaware limited liability company, is the general partner of LeBow Epsilon 2001 Limited Partnership. The Reporting Person is the sole trustee of Bennett S. LeBow Revocable Trust, a director and officer of LeBow Holdings, Inc., a director and officer of LeBow Gamma, Inc. and a manager and sole member of LeBow Epsilon 2001 LLC. The Bennett and Geraldine LeBow Foundation, Inc., a Florida not-for-profit corporation (the “Foundation”), of which the Reporting Person and his family members serve as directors and executive officers, owns 120,829 shares of Common Stock. The Reporting Person possesses shared voting power and shared dispositive power with the other directors of the Foundation with respect to the shares of Common Stock owned by the Foundation.

(c)
The following transactions occurred on March 30, 2010 for a price per share of $0.00: LeBow Epsilon Investments Trust transferred 1,788,248 shares of Common Stock to LeBow Epsilon 2001 Limited Partnership; LeBow Gamma Limited Partnership transferred 300,000 shares of Common Stock to LeBow Alpha LLLP, a Delaware limited liability limited partnership, which 300,000 shares of Common Stock were subsequently loaned by LeBow Alpha LLLP to the Reporting Person; LeBow Family Irrevocable Trust transferred 1,050,000 shares of Common Stock to the Reporting Person; and the Reporting Person then transferred 1,350,000 shares of Common Stock (including the 300,000 shares of Common Stock which were loaned by LeBow Alpha LLLP to the Reporting Person as described above) to LeBow Epsilon 2001 Limited Partnership. LeBow Holdings, Inc. is the general partner of LeBow Alpha LLLP. The Reporting Person is not a trustee and has no voting power and no dispositive power over shares of Common Stock owned by LeBow Family Irrevocable Trust.

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CUSIP No.	92240M-10-8
Item 6. INTEREST IN SECURITIES OF THE ISSUER
LeBow Alpha LLLP and the Reporting Person entered into a Securities Loan Agreement, dated as of March 30, 2010 (the “Loan Agreement”), pursuant to which LeBow Alpha LLLP agreed to loan 300,000 shares of Common Stock held by it to the Reporting Person. Upon receipt of such loaned shares, the Reporting Person transferred them to LeBow Epsilon 2001 Limited Partnership as part of the 1,350,000 shares of Common Stock transferred by the Reporting Person to LeBow Epsilon 2001 Limited Partnership as described in Item 5(c) above. Pursuant to the Loan Agreement, the Reporting Person, as the borrower, has all of the incidents of ownership of the loaned shares of Common Stock, including the right to transfer the loaned shares of Common Stock to others, except that LeBow Alpha LLLP, as the lender, retains the right to receive all distributions made on or in respect of the loaned shares of Common Stock. Either party to the Loan Agreement may terminate the loan at any time effective as of the third business day following notice of such termination unless the parties agree to a different termination date.
Item 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 15:	Securities Loan Agreement, dated as of March 30, 2010, between LeBow Alpha LLLP and the Reporting Person

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CUSIP No.	92240M-10-8
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 9, 2011

/s/ Bennett S. LeBow
Bennett S. LeBow

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